                                                        +----------------------+
                                                        |     OMB Number       |
                                                        |     3235-0058        |
                                                        |      expires         |
                                                        |     01/31/2005       |
                                                        |                      |
                                                        | SEC File #000-33265  |
                                                        |                      |
                                                        |  CUSIP #72581Y 10 1  |
                                                        |                      |
                                                        +----------------------+

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One)
[X] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-QSB
[ ] Form N-SAR

For Period Ended: December 31, 2004
                  -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
|                                                                              |
| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

==============================================================================
PART I - REGISTRANT INFORMATION


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Full Name of Registrant:

PivX Solutions, Inc.
------------------------------------------------------------------------------
Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

23 Corporate Plaza, Suite 280
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City, State, Zip Code

Newport Beach, CA 92660
==============================================================================

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Robert N. Shively                 949              999-1600
----------------------------   -----------------    ---------------
         (Name)                   (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). [X] Yes  [ ] No
------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------


                              PivX Solutions, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      March 31, 2005               By: /s/ Robert N. Shively
     -----------------------------          ------------------------------------


INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Narrative Explanation Required in Part IV(3) of Form 12b-25
-----------------------------------------------------------

              Our revenues decreased from $759,923 in the fiscal year ended December 31, 2003 to $197,359 in the fiscal year ended December 31, 2004, as we continued deployment of most of our working capital towards the development and deployment of our primary software product Qwik-Fix Pro(TM) and put less emphasis on our service offerings. License revenues of $33,000 include Qwik-Fix Pro and Threat Focus, Inc. during fiscal year 2004. Threat Focus revenues are included from the period from the date of acquisition, June 9, 2004 and totaled $29,982. Qwik-Fix Pro revenues of $2,556 were from the date of introduction, August 2004. Consulting revenues decreased from $760,000 in fiscal 2003 to $165,000 in fiscal 2004. The 78.3% decrease in fiscal 2004 was mainly comprised of a decrease in direct services to one principal customer, The Boeing Company. A small number of customers has typically accounted for a large percentage of the Company's total annual revenues. Cardinal Health accounted for 41% of revenues for fiscal 2004 while Boeing accounted for 90% of revenues for fiscal 2003.

              While revenues decreased, our cost of revenues declined by 65.6% from $434,074 in fiscal 2003 to $149,167 in fiscal 2003, due primarily to the reduced emphasis on service related revenues. Gross profit from consulting revenues as a percentage of revenues decreased to 9.7% in fiscal 2004 from 42.9% in fiscal 2003. Operating expenses increased by 572.1%, from $901,134 in fiscal 2003 to $6,086,839 in fiscal 2004 primarily in the area of research and development for Qwik-Fix Pro and for marketing and sales programs.

              Research and development expenses increased from $69,190 in fiscal 2003 to $1,714,000 in fiscal 2004. The 2484% increase was due primarily to the direct hire of 15 developers and consultants attributable to the development of Qwik-Fix Pro. Other costs which increased as a direct result of the direct hire of employees were depreciation expense of computers of $101,000, research and development costs of $582,000 as well as an allocation of overall corporate expenses related to items such as corporate insurance, facilities, professional fees, telephone and other.

              Selling, general and administrative expenses increased from $831,944 in fiscal 2003 to $4,303,767 in fiscal 2004. The 417% increase was due primarily to: expenses related to an increase of 8 marketing personnel and 3 general and administrative personnel; amortization of software costs associated with the Threat Focus acquisition of $109,000; compensation expense of $738,000 related to options and warrants issued to consultants and board members; travel and entertainment expenses of $182,000; accounting and legal professional fees of $189,000; and public relations costs of $74,000.

              In 2004, we recorded the fair value of the shares to be paid to an investment banking firm in connection with our reverse merger with Drilling, Inc. that were waived in the amount of $1,277,490 as an acquisition-related expense in the year ended December 31, 2004. In connection with our August 2004 private placement, we recorded an expense of $889,627 arising from the sale of stock at less than fair market value. In accordance with an agreement for a proposed equity financing which was abandoned prior to year end, we were obligated to pay a commitment fee of $337,500 in shares of stock to an investment banker and $10,000 to the placement agent. We recorded the fair value of the shares that were issued in the amount of $347,000 as a placement-related expense in the fourth quarter of 2004. There were no similar expenses in the year ended December 31, 2003.

              During fiscal year 2004, we had interest expense of $58,304 related to a total of approximately $609,500 of capital leases compared to $0 during fiscal year 2003. Interest expense in 2003 of $20,000 related principally to notes payable.

              Overall, net loss increased from $596,915 in fiscal 2003 to $8,610,083 in fiscal 2004.